Exhibit 99.1

Contact:	Trinity Biotech plc Des Fitzgerald (353)-1-2769800	LifeSci Partners, LLC Eric Ribner (1)-646-751-4363 E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Q3 2023 Financial Results & Business Update

-Investor call to be held today at 8:30 am EST

DUBLIN, Ireland (January 31, 2024) (GLOBE NEWSWIRE) -- Trinity Biotech plc (Nasdaq: TRIB) today announced the Company’s results for the quarter ended September 30, 2023.

Business Updates and Strategic Priorities

In December 2023, the Company announced the promotion of John Gillard from CFO to CEO and the promotion of Des Fitzgerald to the role of Interim CFO. The new management team has now put in place a clear set of strategies and priorities as set out below.

Biosensor technology acquisition
•
The Company has today announced the acquisition of the biosensor assets of Waveform Technologies Inc. (“Waveform”) for $12.5 million in cash and 9 million American Depositary Shares (“ADS”) plus contingent consideration.

•
Driven by this transaction, the Company intends to use its newly acquired biosensor platform to build a range of wearable biosensors together with an analytical engine that can deliver useful and actionable health & wellness insights based upon what is happening in, on and around the body.

•
We will begin that journey by launching a next generation Continuous Glucose Monitoring (“CGM”) device with an “engineered in” lower cost of care when compared with the current main CGM market participants.

•	We believe that this can be a business of true scale and significant profitability. Further details of this transaction and our plans can be found here.
•
The Company also today announced it has entered into a non-binding Letter of Intent with Bayer for a joint partnership to launch a CGM biosensor device into China and India – further details can be found here.

Revenue growth and cash generation from our rapid HIV business
•	We are working to scale and optimise our rapid HIV testing manufacturing capacity in light of the successful launch of our TrinScreen HIV product in Kenya.
•
As previously announced, in December 2023 we began shipments of our HIV screening test, TrinScreen, to Kenya as part of the receipt of an initial purchase order for 2.5 million tests. We expect to receive additional orders throughout FY2024 for Kenya, as the Kenyan Ministry of Health has received commitments from all relevant sponsors (including Global Fund and USAID) to fund the procurement from the Company of at least 10 million rapid screening HIV tests required by Kenya for 2024.

•
The additional volumes arising from these orders is expected to at least triple our annual rapid HIV test manufacturing volumes in 2024 compared to 2023.  These additional volumes should commercially facilitate us changing the location of certain aspects of our manufacturing process of our rapid HIV products Uni-Gold and TrinScreen. We expect significant margin, EBITDA and cash flow generation accretion benefits from this manufacturing location change, which we plan to have in place by the end of 2024.

Optimization of our Diabetes business to help meet growth and profitability goals
•
We aim to significantly improve the cost structure of our existing Diabetes HbA1c testing business, which we expect will improve the profitability, cash generation and ultimately the value of that business.

•
These initiatives should facilitate a lower price point solution into the Diabetes HbA1c testing market which we expect will deliver renewed growth from our Premier 9210 system, which continues to be widely regarded as the gold standard for interference-free Diabetes HbA1c testing globally. As a management team, we are focused on the execution of the following initiatives, which we believe will allow us to successfully meet our growth and profitability goals for our Diabetes HbA1c business:

o
In-house manufacturing process: Our revised in-house manufacturing process of our key Diabetes HbA1c consumable began in Q4 2023 as planned, and we expect to end external production by the end of Q1 2024.

o
Launch of the Improved Column System: Our programme to develop an improved, backward compatible column system is expected to be completed in the coming weeks with a subsequent commercial launch in Q2, 2024.

o
Supply Chain Optimisation: We continue to optimise our supply chain for our Diabetes HbA1c testing instrument. In Q4 2023 and so far in Q1 2024 we have secured additional savings and we remain on target to deliver a lower cost of instrument which supports our strategy of driving renewed growth by increasing the competitive positioning of our product.

o
We remain on track to deliver approximately $4m of annualised recurring cost savings from these initiatives, based on expected production volumes, and we believe that these changes will allow us to deliver an increasingly cost competitive Diabetes HbA1c solution, putting us in a stronger position to grow market share over time.

o	We also continue to critically examine other aspects of the manufacturing structure of our overall Haemoglobins business with a view to further reducing the cost of operations.

Optimise the value of our other businesses
•
We are seeking ways to identify the most value accretive use for our other smaller businesses. We have engaged external consultants to support our examination of the optimal path to value accretion for these businesses, with each business being examined across the following criteria:

o	Its ability to scale in a meaningful manner.
o	Is there existing intellectual property or can we create new intellectual property that creates true points of differentiation to drive meaningful operating margin and cash generation.
o	The identification of alternative uses for the assets and capabilities of each business.
•	These reviews remain ongoing, and we will update shareholders in due course as we solidify plans for these businesses.

Overall focus on improved profitability and revenue growth
•	Overlaying each of our business segments is a key focus on profitability through optimizing our revenue and cost cycles.
o
In late Q4, 2023 we notified a large number of customers of pending price increases where contractual and commercial conditions allowed, reflecting significant input cost increases we incurred in 2023. We expect this to deliver margin accretion in late Q1, 2024 for some of our business lines.

o
We also continue to be focused on reducing ongoing costs.  In addition to the previously communicated headcount reductions, management executed on additional headcount reductions in early 2024 in senior management and back-office functions, as we continue to simplify and optimise our operations. Although financial benefits of our headcount reductions started to be realised in Q3, 2023, the full financial impact of these is expected to be seen in the first half of 2024, with an annualised cashflow saving of over $4m expected, excluding the incremental hiring for Trinscreen HIV and our new wearable biosensor business.

Amended Credit Agreement

•	Today the Company also announced it has entered into an amended credit agreement with its existing main lender, Perceptive Advisors (“Perceptive”) (the “Amended Term Loan”).

•
Under the Amended Term Loan, an additional $22 million of funding has been made available to the Company, with $12.5 million being used to acquire the Waveform assets. The remaining $9.5 million is available for general corporate purposes including for the further development of the CGM and biosensor technologies. In addition, the Amended Term Loan provides for additional liquidity of up to $6.5 million, that may be drawn down by the Company between April  and December, 2024, and can be used for general corporate purposes, thereby providing further liquidity to fund the development of the CGM and biosensor technologies.

•
The Amended Term Loan immediately reduces the annual rate of interest on the loan by 2.5% to 8.75% (the “Base Rate”) plus the greater of (a) Term Secured Overnight Financing Rate (SOFR) or (b) 4.0% per annum and allows for a further 2.5% reduction in the Base Rate to 6.25% once the outstanding principal under the Amended Term Loan falls below $35 million. Additionally, the Amended Term Loan halves the early prepayment penalty from 8% to 4.0% and 7% to 3.5%, dependent on timing of prepayment. Furthermore, the Amended Term loan significantly reduces the Company’s revenue covenants which will enable the new management team to place increased focus on customer and product profitability, in line with its renewed focus on profitability. The Amended Term Loan matures in January 2026.

•
In connection with the Amended Term Loan, Perceptive will receive new warrants to purchase an additional 2.5 million ADSs and the Company has agreed to price these additional warrants and reprice the existing warrants to purchase 2.5 million ADSs that were issued to Perceptive under the original term loan, with an exercise price of $0.44 per ADS.

Q4 2023 Preliminary Unaudited Trading Update

•	We expect Q4, 2023 revenue to be between $13 million and $14 million with Gross Margin percentage expected to be broadly in line with the reported Gross Margin percentage for Q3, 2023.

•	We expect that Q4, 2023 revenues will be broadly in line with Q3, 2023 in the majority of our product lines, with expected reductions in our Haemoglobins and HIV businesses:

o
Reported revenues from our Haemoglobins business are expected to be lower than Q3, 2023 as year-end shipments of products at sub-optimal pricing were deferred as we renegotiate contract terms with a key customer in line with the new management team’s focus on profitability.

o	In our HIV business, shipments of Uni-Gold are expected to be lower than Q3, 2023 due to the typical irregular quarter on quarter ordering patterns in that business.

Third Quarter Results (Unaudited)

The results of the Fitzgerald Industries life sciences supply business, which was disposed of on April 27, 2023, have been reported separately as discontinued operations in the Consolidated Income Statements for all periods presented. In the Consolidated Balance Sheet at March 31, 2023, the assets and liabilities attributable to Fitzgerald Industries were separately presented within “Assets included in disposal group held for sale” and “Liabilities included in disposal group held for sale”. At June 30, 2023 and September 30, 2023, the assets and liabilities attributable to Fitzgerald Industries have been de-recognised from the Consolidated Balance Sheet.

Total revenues for Q3, 2023 were $14.7 million which compares to $15.7 million in Q3, 2022, a decrease of 6.5% and which were broken down as follows:

Table 1. Trinity Revenue Segments

	2023 Quarter 3	2022 Quarter 3	Increase/ (decrease)
	US$’000	US$’000%
Clinical laboratory	11,981	13,168	(9.0%)
Point-of-care	2,696	2,536	6.3%
Total	14,677	15,704	(6.5%)

Clinical laboratory revenues were $12.0 million, compared to $13.2 million in Q3, 2022, representing a decrease of $1.2 million or 9%.

This decrease in clinical laboratory revenues was primarily driven by lower lab services and autoimmune manufacturing revenue, which was down $1.1 million versus Q3, of 2022. As previously reported, in early 2023 we ceased transplant testing activity at our Buffalo, New York laboratory, which drove the majority of this decline. In addition, there was a reduction of just over $0.2 million in revenues from our COVID-19 VTM products and a reduction of $0.2 million in revenues from our Clinical Chemistry products when compared to Q3, 2022. These reductions were offset by an increase of $0.3 million within our Haemoglobins division as a result of increased sales of our consumables for our Premier 9210 product.

Point-of-care revenues for Q3, 2023 were $2.7 million, which was 6.3% higher than in Q3, 2022, due to higher sales of our HIV confirmatory test Uni-Gold during the quarter.

In Q3, 2023, gross profit was $4.3 million, equating to a gross margin of 29.2%, compared to a Q3, 2022 gross profit of $0.3 million equating to a gross margin of 2.1%. The lower gross margin in Q3, 2022 reflected excess inventory obsolescence charges of $4.7 million and excluding this charge, Gross Margin for Q3, 2022 would have been 32.0%.

In Q3, 2023 an excess inventory obsolescence charge of $0.9m was recognised, driven by a write down of COVID-19 VTM inventory of $0.6 million, as expected demand for that product did not materialise in Q4 2023 or the early part of 2024 and a further write down of inventory relating to our Tri-Stat instrument of $0.3 million as part of the sunsetting of that product line. Excluding these excess inventory obsolescence charges in Q3, 2023, Gross Margin would have been 35.5%, an increase of 350 basis points above Q3, 2022 Gross Margin analyzed on the same basis.

Other operating income of $70,000 for Q3, 2023, compared to $1,000 for the same period in 2022. This income relates to a transition services agreement with the acquirers of Fitzgerald Industries.

Research and development expenses of $1.2 million in Q3, 2023 increased from $1.0 million in Q3, 2022 mainly due to lower capitalization of payroll costs into product development intangible assets.

Selling, general and administrative (“SG&A”) expenses of $7.7 million increased by $2.5 million in Q3, 2023, compared to $5.2 million in Q3, 2022. The $2.5 million increase was primarily related to:
•	An elevated level of advisory and professional services costs which increased by $0.5 million,
•	Higher non-cash share-based compensation accounting charges of $0.6 million due to options granted since Q3, 2022,
•	Lower foreign exchange gains of $0.4 million, and
•	Restructuring costs of $0.2 million associated with our previously announced headcount reductions.

In Q3, 2023 our non-product development professional advisory, audit and consulting fees were approximately $1.0 million, which is higher than our expected future spend. This spend was mainly driven by a) higher legal and financial advisory transaction fees incurred as part of our acquisition of the biosensor assets of Waveform and b) external consulting fees incurred as we continue the examination of the optimal path to value accretion for some of our smaller business lines. Although we also expect an elevated level of advisory and professional fees in Q4 2023 driven by the same activities, these projects are time limited, and we expect our annualized non-product development professional advisory, audit and consulting fees expenses to be broadly half of that level per quarter through 2024, unless we engage in additional transactions.

Operating loss for the quarter was $4.5 million, compared to an operating loss of $8.1 million in Q3, 2022. The lower loss was due to an impairment charge recognised in Q3, 2022 of $2.3 million and higher excess inventory obsolescence charges in Q3, 2022 of $3.8 million when compared to Q3, 2023, partly offset by higher SG&A costs in Q3, 2023.

Financial income for Q3, 2023 was $0.4 million compared to $0.3 million for Q3, 2022 and related to fair value adjustments to warrants granted to the Group’s principal lender. Financial expenses in Q3, 2023 were $2.4 million compared to $2.2 million in Q3, 2022, an increase of $0.2 million, which was attributed to higher prevailing interest rates on the senior secured loan.

The loss after tax for continuing operations for the quarter was $6.7 million compared to a loss of $10.0 million for the comparable period last year. The variance is due to the impairment charge and excess inventory obsolescence charges in Q3, 2022, partly offset by higher SG&A costs in Q3, 2023.

Loss before interest, tax, depreciation, amortization and share option expense (EBITDASO) for continuing operations for Q3, 2023 was $3.5 million. This is broken out in more detail in Table 2 below.

Table 2. EBITDA and EBITDASO Calculation:

$m
Operating loss	(4.5)
Depreciation	0.2
Amortisation	0.1
EBITDA for continuing operations	(4.2)
Share option expense	0.7
EBITDASO for continuing operations	(3.5)

Note: table contains rounded numbers.

The basic loss per ADS for Q3, 2023 was $0.18 compared to a basic loss per ADS of $0.24 in Q3, 2022. Diluted loss per ADS is the same as basic loss per ADS for both current and comparative quarters.

Use of Non-IFRS Financial Measures

The attached summary unaudited financial statements were prepared in accordance with International Financial Reporting Standards (IFRS). To supplement the consolidated financial statements presented in accordance with IFRS, the Company presents non-IFRS presentations of, adjusted EBITDA and adjusted EBITDASO. The adjustments to the Company’s IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-IFRS financial measures mainly exclude, if and when applicable, the effect of share-based payments, excess inventory obsolescence charges, depreciation, amortization and impairment charges.

EBITDA for continuing operations and EBITDASO for continuing operations are presented to evaluate the Company's financial and operating results on a consistent basis from period to period. The Company also believes that these measures, when viewed in combination with the Company's financial results prepared in accordance with IFRS, provides useful information to investors to evaluate ongoing operating results and trends. EBITDA for continuing operations and EBITDASO for continuing operations, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. EBITDA for continuing operations and EBITDASO for continuing operations are not measures of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's operating profit/(loss) and EBITDA for continuing operations and EBITDASO for continuing operations are presented.

Liquidity

The Group’s cash balance decreased from $14.2 million at the end of Q2, 2023 to $6.3 million at the end of Q3, 2023, a decrease of $7.9 million. Cash used by operating activities for Q3, 2023 was $4.7 million compared to $0.7 million generated in Q3, 2022, which was inclusive of a negative net working capital movement of $2.3 million. During Q3, 2023 the Company had investing cash outflows related to acquisitions of property, plant and equipment, product development and transaction costs of $0.9 million (Q3, 2022: $1.3 million) and payments for property leases of $0.6 million (Q3, 2022: $0.7 million). Interest payments in the quarter were $1.9 million (Q3, 2022: $1.7 million).

Conference Call

The Company will host a conference call on Wednesday, January 31 at 8:30 a.m. EST to discuss its recent Waveform acquisition and third quarter results. To access the call, please dial 1-877-407-0784 (domestic) or 1-201-689-8560 (international) and use conference ID 13744109.

A live webcast and replay of the conference call is available at: https://viavid.webcasts.com/starthere.jsp?ei=1654009&tp_key=270fbd0272

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this presentation may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future,  the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2022 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

The foregoing description of the transaction does not purport to be complete and is qualified in its entirety by reference to the transaction documents which will be included in a Form 6-K to be filed with the U.S. Securities and Exchange Commission.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com

Trinity Biotech plc
Consolidated Income Statements

	Three Months Ended September 30, 2023 US$’000 (unaudited)	Three Months Ended September 30, 2022 US$’000 (unaudited)	Nine Months Ended September 30, 2023 US$’000 (unaudited)	Nine Months Ended September 30, 2022 US$’000 (unaudited)

Revenues	14,677	15,704	43,404	46,795
Cost of sales	(10,397)	(15,375)	(28,521)	(34,902)
Gross profit	4,280	329	14,883	11,893
Gross margin %	29.2%	2.1%	34.3%	25.4%

Other operating income	70	1	141	2
Research & development expenses	(1,169)	(1,023)	(3,262)	(2,972)
Selling, general and administrative expenses	(7,681)	(5,150)	(24,217)	(17,311)
Impairment charges	-	(2,288)	(10,815)	(2,808)

Operating Loss	(4,500)	(8,131)	(23,270)	(11,196)

Financial income	389	329	605	329
Financial expenses	(2,387)	(2,184)	(8,761)	(22,488)
Net financial expense	(1,998)	(1,855)	(8,156)	(22,159)

Loss before tax	(6,498)	(9,986)	(31,426)	(33,355)

Income tax (expense)/credit	(222)	(2)	56	181
Loss for the period on continuing operations	(6,720)	(9,988)	(31,370)	(33,174)

(Loss)/profit for the period on discontinued operations	(1)	1,043	12,853	2,244
Loss for the period (all attributable to owners of the parent)	(6,721)	(8,945)	(18,517)	(30,930)

Loss per ADS (US cents)	(17.5)	(23.5)	(48.4)	(95.9)

Diluted loss per ADS (US cents)	(17.5)	(23.5)	(48.4)	(95.9)

Weighted average no. of ADSs used in computing basic earnings per ADS	38,327,571	38,107,571	38,257,085	32,261,235

Weighted average no. of ADSs used in computing diluted earnings per ADS	38,327,571	38,107,571	38,257,085	32,261,235

Trinity Biotech plc
Consolidated Balance Sheets

	September 30, 2023 US$ ‘000 (unaudited)	June 30, 2023 US$ ‘000 (unaudited)	March 31, 2023 US$ ‘000 (unaudited)	December 31, 2022 US$ ‘000
ASSETS
Non-current assets
Property, plant and equipment	1,804	1,869	5,496	5,682
Goodwill and intangible assets	16,164	15,756	21,330	35,269
Financial asset	-	-	1,500	-
Deferred tax assets	1,507	1,125	4,297	4,218
Derivative financial asset	196	214	152	128
Other assets	98	108	120	139
Total non-current assets	19,769	19,072	32,895	45,436

Current assets
Assets included in disposal group held for sale	-	-	17,746	-
Inventories	20,880	22,584	21,532	22,503
Trade and other receivables	15,095	13,866	13,594	15,753
Income tax receivable	1,592	2,240	1,858	1,834
Cash, cash equivalents and deposits	6,261	14,228	3,532	6,578
Total current assets	43,828	52,918	58,262	46,668

TOTAL ASSETS	63,597	71,990	91,157	92,104

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,972	1,972	1,967	1,963
Share premium	46,619	46,619	46,532	46,458
Treasury shares	(24,922)	(24,922)	(24,922)	(24,922)
Accumulated deficit	(42,135)	(36,153)	(31,140)	(26,695)
Translation reserve	(5,753)	(5,628)	(5,787)	(5,775)
Equity component of convertible note	6,709	6,709	6,709	6,709
Other reserves	23	23	23	86
Total deficit	(17,487)	(11,380)	(6,618)	(2,176)

Current liabilities
Liabilities included in disposal group held for sale	-	-	1,386	-
Income tax payable	252	287	33	28
Trade and other payables	10,626	12,570	12,910	15,375
Exchangeable senior note payable	210	210	210	210
Provisions	50	50	50	50
Lease liabilities	1,600	1,643	1,561	1,676
Total current liabilities	12,738	14,760	16,150	17,339

Non-current liabilities
Senior secured term loan	39,947	39,791	49,199	44,301
Derivative financial liability	1,138	1,526	1,517	1,569
Convertible note	14,337	14,137	13,936	13,746
Lease liabilities	10,921	11,547	12,026	12,267
Deferred tax liabilities	2,003	1,609	4,947	5,058
Total non-current liabilities	68,346	68,610	81,625	76,941

TOTAL LIABILITIES	81,084	83,370	97,775	94,280

TOTAL EQUITY AND LIABILITIES	63,597	71,990	91,157	92,104

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months Ended September 30, 2023 US$ ‘000 (unaudited)	Three Months Ended September 30, 2022 US$ ‘000 (unaudited)	Nine Months Ended September 30, 2023 US$ ‘000 (unaudited)	Nine Months Ended September 30, 2022 US$ ‘000 (unaudited)

Cash flows from operating activities
Loss for the period	(6,721)	(8,945)	(18,517)	(30,930)
Adjustments to reconcile loss to cash used in operating activities:
Depreciation	173	478	829	957
Amortisation	56	266	486	708
Income tax expense/(credit)	222	3	(56)	(177)
Financial income	(389)	(329)	(605)	(329)
Financial expense	2,387	2,184	8,761	22,488
Share-based payments	738	119	3,078	438
Foreign exchange gains on operating cash flows	40	163	(147)	15
Impairment charges	-	2,288	10,815	2,808
Gain on sale of business	-	-	(12,718)	-
Excess inventory obsolescence charges	932	4,697	932	4,697
Other non-cash items	(178)	(398)	(50)	(96)

Operating cash (outflows)/inflows before changes in working capital	(2,740)	526	(7,192)	579
Net movement on working capital	(2,327)	153	(4,984)	(3,328)

Cash (used in)/generated by operations before income taxes	(5,067)	679	(12,176)	(2,749)
Interest paid	-	(1)	-	(4)
Interest received	-	-	-	2
Income taxes received/(paid)	403	(2)	377	(1)
Net cash (used in)/generated by operating activities	(4,664)	676	(11,799)	(2,752)

Cash flows from investing activities
Payments to acquire intangible assets	(492)	(1,003)	(1,260)	(4,214)
Acquisition of financial asset	-	-	(700)	-
Proceeds from sale of business (net of transaction costs)	(266)	-	28,160	-
Acquisition of property, plant and equipment	(128)	(321)	(553)	(626)
Net cash (used in)/generated by investing activities	(886)	(1,324)	25,647	(4,840)

Cash flows from financing activities
Issue of ordinary share capital including share premium (net of issuance costs)	-	-	-	25,019
Net proceeds from new senior secured term loan	-	-	5,000	80,014
Proceeds for convertible note issued	-	-	-	20,000
Expenses paid in connection with debt financing	-	-	(147)	(2,356)
Repayment of senior secured term loan	-	-	(10,050)	(34,500)
Penalty for early settlement of term loan	-	-	(905)	(3,450)
Purchase of exchangeable notes	-	-	-	(86,730)
Interest paid on senior secured term loan	(1,781)	(1,609)	(6,181)	(5,315)
Interest paid on convertible note	(75)	(75)	(225)	(124)
Interest paid on exchangeable notes	(4)	(4)	(8)	(1,293)
Payment of lease liabilities	(571)	(684)	(1,763)	(2,184)
Net cash used in financing activities	(2,431)	(2,372)	(14,279)	(10,919)

Decrease in cash and cash equivalents	(7,981)	(3,020)	(431)	(18,511)
Effects of exchange rate movements on cash held	14	(179)	114	(145)
Cash and cash equivalents and short-term investments at beginning of period	14,228	10,453	6,578	25,910

Cash and cash equivalents at end of period	6,261	7,254	6,261	7,254

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).